Mail Stop 4561

August 8, 2006

Mr. James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Inc.
800 Delaware Avenue
Buffalo, NY 14209

> **Re:** **Computer Task Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed May 9, 2006**
> **Forms 8-K filed during Fiscal 2006**
> **File No. 1-9410**

Dear Mr. Boldt:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the period ended December 31, 2005

MD&A, pages 16-26

1. We note your disclosure that you operate in only one operating segment. You indicate that the services you provide include IT staffing, IT Solutions and Application Management Outsourcing. Your market focus is on four vertical markets which include technology service providers, financial services, healthcare and life sciences. Your revenue discussion within MD&A focuses on revenues recognized within the North

Mr. James R. Boldt
Computer Task Group, Inc.
August 8, 2006

American and European geographic areas but does not appear to adequately address each of your identified market areas of focus and does not address the different types of services which you provide. In order for a reader to fully understand your business operations, we would assume that MD&A would specifically address trends and activity within each of your service areas as well as addressing results within each of your vertical market focus areas. Tell us what consideration you have given to providing this type of discussion. Presumably this information would be provided for each reporting period presented.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 33

2. We note the Company provides IT services to its clients through the use of time and materials and monthly contracts and through fixed-price contracts. Revenues from contracts accounted for using the percentage of completion method of accounting and on a monthly fee basis accounted for approximately 8%, 11% and 13% in the fiscal 2005, 2004 and 2003 periods respectively. Your revenue recognition accounting should clearly describe how you are recognizing revenue for each of the different types of services you are providing. It appears that you are following SOP 81-1 in accounting for your various service contracts; however, SOP 81-1 does not apply to service contracts. Service contracts should be accounted for using the proportional method of accounting as discussed in SAB Topic 13. Supplementally advise us as to what accounting methodology you are following in accounting for each of your various service contracts.

Note 14 Enterprise Wide Disclosures, page 52

3. Tell us what consideration you have given to disclosing revenues for each of your identified services, IT staffing, IT Solutions and Application Management Outsourcing, in conjunction with the requirements of paragraph 37 of SFAS 131.

Note 15 Quarterly Financial Data, pages 53-54

4. We note that during the quarter ended July 1, 2005 you changed the method of accounting for reporting changes in liabilities in interim periods resulting from changes in judgments or settlements of tax exposure items. This implementation of the discrete tax method had a material impact on the dollar amount of the individual quarterly income tax provisions recorded during 2005 and in 2004. Explain to us in greater detail the nature of the circumstances, business judgments and planning which was considered and was the basis for making the accounting change. Further, tell us what authoritative accounting literature you considered when determining the preferability of adopting this change in method of accounting. Address why this was an accounting change as opposed to a change in accounting estimate. We reference the preferability letter from KPMG included as an exhibit to the From 10-Q filed for the period ended July 1, 2005.

Mr. James R. Boldt
Computer Task Group, Inc.
August 8, 2006

<u>Form 10-Q filed for the period ended March 31, 2006</u>

<u>MD&A, pages 13-19</u>

5.   We note the significant decrease in accounts receivable days outstanding during the first quarter of fiscal 2006 in comparison to the period ended 12/31/05. You indicate that this was due to the implementation of a cash discount option with a significant customer. Supplementally explain to us the nature and terms of the cash discount option which enabled you to collect your accounts receivable significantly quicker, and which also had the positive effect of improving cash flow and allowing you to pay down your long term debt. It is unclear as to whether the cash discount option program had any impact on your revenue recognition accounting model. Please advise.

<u>Form 8-K dated July 25, 2006</u>

6.   We note the inclusion of the non-GAAP measure "cash net income per diluted share," in the press release for the second quarter ended June 30, 2006. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. In this regard, your presentation appears to lack substantive disclosure that addresses various items identified in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, you do not appear to provide meaningful disclosure that addresses the economic substance behind your decision to use the measure, or why you believe the measure provides investors with additional insight into your financial results. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations. Also, see Staff guidance within SAB Topic 14G. Please tell us how you intend to address the foregoing matters.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Mr. James R. Boldt
Computer Task Group, Inc.
August 8, 2006

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3226 with any other questions as I supervised the review of your filing.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant

Mr. James R. Boldt
Computer Task Group, Inc.
August 8, 2006